PE
3-31-02

02024717

# FORM 6-K

## ~~SE~~CURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**



For the month of March 2002

# HSBC Bank plc

Poultry, London, EC2P 2BX, England



[ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✔ Form 40-F ______ ]

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______ No ✔ ]

[ If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ______________________________ ]

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc

By: [signature]
Name: I B Marshall
Title: Company Secretary

Dated: March 28, 2002

# HSBC BANK plc
# HSBC Press Releases/Notifications for the month of March 2002

| Date | Title of Press Release/Reason for Notification |
|---|---|
| 5 March | 14% Loan Note Redemption |
| 7 March | 2nd US Dollar Preference Share Redemption |
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